MDxHealth SA

Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

July 8, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ben Richie

Re:	MDxHealth SA

Registration Statement on Form F-3
File No. 333-280606

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), registrant MDxHealth SA (the “Registrant”) hereby respectfully requests that the above-referenced Registration Statement on Form F-3 be declared effective at 4:00 p.m., Eastern Time, on Wednesday, July 10, 2024, or as soon thereafter as is practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Mark Busch of K&L Gates LLP ((704) 331-7440; mark.busch@klgates.com). In addition, please notify Mr. Busch when this request for acceleration has been granted.

We understand that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the Securities Act as they relate to the issuance of the securities covered by the Registration Statement.

Sincerely,

/s/ Joseph Sollee
Joseph Sollee
EVP Corporate Development and General Counsel